Exhibit 12

iConsumer Corp.

73 Greentree Drive, #558

Dover, Delaware 19904

October 18, 2018

To the Board of Directors:

We are acting as counsel to iConsumer Corp. (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers an offer by the Company to repurchase up to 625,127 shares of Series A Non-Voting Preferred Stock in a rescission offer.

In connection with the opinion contained herein, we have examined the offering statement, the amended and restated certificate of incorporation, as amended, and bylaws, the minutes of meetings of the Company’s board of directors, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the Series A Non-Voting Preferred Stock covered by the offering statement have been duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable. No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ CrowdCheck Law LLP

CrowdCheck Law LLP

By Jeanne Campanelli, Partner